UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-22529

EQT CORPORATION SAVINGS AND PROTECTION PLAN

(formerly known as the Equitable Resources, Inc. Savings and Protection Plan)

(Exact name of registrant as specified in its charter)

EQT CORPORATION

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(412) 553-5700

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Plan Interests in the EQT Corporation Savings and Protection Plan

(formerly known as the Equitable Resources, Inc. Savings and Protection Plan)

(Title of each class of security covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑

Approximate number of holders of record as of the certification or notice date:  None

Effective December 31, 2012 at 11:59 p.m. Eastern Standard Time, the EQT Corporation Savings and Protection Plan (formerly known as the Equitable Resources, Inc. Savings and Protection Plan) was merged into the EQT Corporation Employee Savings Plan (formerly known as the Equitable Resources, Inc. Employee Savings Plan), with the EQT Corporation Employee Savings Plan being the surviving and continuing plan.  As a result, the EQT Corporation Savings and Protection Plan ceased to exist and the interests in the EQT Corporation Savings and Protection Plan, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist.  Pursuant to Rule 15d-6, the EQT Corporation Employee Savings Plan has filed this Form 15 as successor in interest to the EQT Corporation Savings and Protection Plan to reflect the suspension of the EQT Corporation Savings and Protection Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the EQT Corporation Employee Savings Plan, as successor in interest to the EQT Corporation Savings and Protection Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EQT Corporation Employee Savings Plan (as successor in interest to the EQT Corporation Savings and Protection Plan)

Date: January 2, 2013	By:	/s/ David J. Smith
	Name:	David J. Smith
	Title:	Plan Manager and Member, Benefits
Administration Committee